Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$25,009,640.00	$982.88

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $777,737.63 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $982.88 is offset against the registration fee due for this offering and of which $776,754.75 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Registration Statement no. 333-134553
Dated May 12, 2008
Rule 424(b)(2)

PRICING SUPPLEMENT NO. 1

(To prospectus dated May 30, 2006

prospectus supplement date May 30, 2006

underlying supplement no. 910 dated May 14, 2008 and

product supplement no. 820-I dated March 26, 2008)

MTNI820

Return Optimization Securities with Partial Protection

Linked to the S&P 500® Financials Index

Enhanced Return Strategies for Moderate-Return Environments

Lehman Brothers Holdings Inc. $25,009,640 Notes Linked to the S&P 500® Financials Index due May 17, 2010

Investment Description

These Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index (the “Notes”) provide potentially enhanced returns based on the positive performance of the S&P 500® Financials Index (the “Index”) as well as protection, at maturity of the Notes, of 20% of your principal. The Notes are designed to enhance returns in a moderate-return environment – meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 200% of the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is less than or equal to 0% and equal to or greater than -20%, at maturity of the Notes you will receive your principal amount. If the Index Return is less than -20%, at maturity you will lose 1% of your principal for every 1% decline in the Index Return beyond 20%. Partial principal protected investments can help reduce portfolio risk while maintaining an increased exposure to equities. The partial principal protection feature applies only at maturity. Investing in the Notes is subject to significant risks, including potential loss of up to 80% of your principal, and a capped appreciation at maturity.

Features

❑	Growth Potential—Investors receive enhanced upside participation in the performance of the Index up to the Maximum Gain of 40%.

❑	Partial Protection of Principal—At maturity of the Notes, investors will receive a cash payment equal to at least 20% of their invested principal.

Key Dates

Trade Date	May 12, 2008
Settlement Date	May 15, 2008
Final Valuation Date*	May 12, 2010
Maturity Date*	May 17, 2010

*	Subject to postponement in the event of a market disruption event, as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 820-I.

Security Offerings

We are offering Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index. The return on the Notes, if any, is subject to, and will not exceed, the Maximum Gain of 40%. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 820-I dated March 26, 2008, underlying supplement no. 910 dated May 14, 2008 and this pricing supplement. See “ Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 820-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 910 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 910 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.20	$9.80
Total	$25,009,640.00	$500,192.80	$24,509,447.20

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 820-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 910 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 910, this pricing supplement, any other relevant terms supplement and any other relevant free writing prospectus for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 820-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 820-I and “Risk Factors” in the accompanying underlying supplement no. 910, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 820-I dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508065637/d424b2.htm

♦	Underlying supplement no. 910 dated May 14, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508113396/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Return Optimization Securities with Partial Protection Linked to the S&P 500® Financials Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Notes and that such appreciation, as leveraged by the Leverage Factor, is unlikely to exceed the indicative Maximum Gain at maturity

♦	You are willing to make an investment that is concentrated in the U.S. financial sector

♦	You seek an investment that offers partial principal protection when the Notes are held to maturity

♦	You are willing to risk losing up to 80% of your investment if the Index level declines from the Trade Date to the Final Valuation Date by more than the Protection Percentage

♦	You are willing to invest in the Notes notwithstanding that their return will be limited to the Maximum Gain of 40%

♦	You are willing to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes

♦	You do not seek current income from this investment

♦	You are willing to forgo dividends paid on the stocks included in the Index

The Notes may not be suitable for you if, among other considerations:

♦	You do not believe the Index will appreciate over the term of the Notes, or you believe the leveraged Index Return at maturity will be greater than the Maximum Gain

♦	You are unable or unwilling to hold the Notes to maturity

♦	You seek an investment that is 100% principal protected

♦	You seek an investment whose return is not subject to a cap that is equivalent to the Maximum Gain of 40%

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 820-I, underlying supplement no. 910 and the MTN prospectus supplement for risks related to an investment in the Notes.

Final Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	2 years

Index	The S&P 500® Financials Index (Ticker: S5FINL) (the “Index”)

Leverage Factor	2

Protection Percentage	20%

Maximum Gain	40%

Payment at Maturity (per $10)

If the Index Return (as defined below) is positive, you will receive a cash payment, per $10 Note principal amount, equal to:

$10 + [$10 × (Index Return × Leverage Factor)]

provided, however, that in no event will you receive an amount greater than $10 + ($10 × the Maximum Gain).

If the Index Return is between 0% and -20% inclusive, you will receive the principal amount of your Notes at maturity.

If the Index Return is less than -20%, you will receive a cash payment, per $10 Note principal amount, equal to:

$10 + [$10 × (Index Return + Protection Percentage)]

If the Index Return is lower than -20%, you could lose up to $8 per $10 Note principal amount.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	353.42

Index Ending Level	The closing level of the Index on the Final Valuation Date

CUSIP	52523J206

ISIN	US52523J2069

Determining Payment at Maturity

If the Index Return is less than -20%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return is below -20%. Accordingly, your Payment at Maturity per $10 Note principal amount will be calculated as follows:

$10 + [$10 × (Index Return + 20%)]

In this scenario, you could lose up to 80% of your principal, depending on how much the Index declines.

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, it is reasonable to treat a Note as a cash-settled financial contract for U.S. federal income tax purposes. Pursuant to this agreed upon treatment of the Notes, you will not be required to accrue any income on a Note prior to a sale, exchange or other disposition of a Note prior to maturity or the maturity of a Note. In addition, pursuant to this agreed upon treatment of the Notes, any gain or loss recognized by you upon a sale, exchange or other disposition of a Note or at maturity should be treated as long-term capital gain or loss if you have held such Note for more than one year as of the date of such sale, exchange or other disposition of the Note or maturity.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 820-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 820-I.

Key Risks

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. Some of these risks are summarized below and are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 820-I and in the “Risk Factors” section of the accompanying underlying supplement no. 910, which you are urged to read. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Partial Principal Protection Only Applies if You Hold the Notes to Maturity: You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the Index up to 20%. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal in excess of $2.00 per $10 Note principal amount. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index if, and to the extent to which, the Index Return is lower than -20%. You may lose up to 80% of your principal if the Index declines.

♦

Maximum Gain: A direct leveraged investment in the stocks underlying the Index may exceed the Maximum Gain of 40%. YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN EVEN IF THE PRODUCT OF THE INDEX RETURN AND THE LEVERAGE FACTOR IS GREATER THAN THE MAXIMUM GAIN.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives: We, our affiliates and agents, and UBS Financial Services Inc., and its affiliates, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.20 per $10 Note principal amount to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. You should make your own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Financials Index: We are one of the companies that are represented in the S&P 500® Financials Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Financials Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Financials Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Your Investment is concentrated in the U.S. Financial Services Sector: All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. financial services sector.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors over which we have no control and that cannot readily be foreseen. These factors may include, but are not limited to, economic events, changes in monetary policy, inflation, interest rate volatility, supply and demand for the Notes, market expectations, political, legislative, accounting, tax and other regulatory events, and financial events that may either offset or magnify each other and which are described in more detail in the product supplement no. 820-I.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

S&P 500® Financials Index

The S&P 500® Financials Index, a subset of the S&P 500® Index, is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. The Index is a float-adjusted, capitalization-weighted index, which as of April 30, 2008 was composed of 92 companies, designed to effectively represent the performance of the U.S. financial sector. The companies that make up the Index account for a large percentage of the market capitalization of the U.S. financial sector and represent the sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs.

You can obtain the level of the S&P 500® Financials Index at any time from the Bloomberg Financial Markets page “S5FINL <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the daily performance of the S&P 500® Financials Index from May 12, 1998 to May 12, 2008. The historical levels of the S&P 500® Financials Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Financials Index closing level on May 12, 2008 was 353.42.

The information on the S&P 500® Financials Index provided in this document should be read together with the discussion under the heading “The S&P 500® Financials Index” beginning on page US-3 of underlying supplement no. 910. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 2, the Protection Percentage of 20%, the Index Starting Level of 353.42, the Maximum Gain of 40% and a range of Index Returns from +50% to –50%.

Example 1—The level of the Index increases from the Index Starting Level of 353.42 to an Index Ending Level of 371.09. Because the Index Ending Level is 371.09 and the Index Starting Level is 353.42, the Index Return is 5%, calculated as follows:

(371.09 – 353.42) / 353.42 = 5%

Because the Index Return is 5%, the Payment at Maturity is equal to $11.00 per $10 Note principal amount calculated as follows:

$10 + [$10 × (5% × 2)] = $11.00

Example 2—The level of the Index increases from the Index Starting Level of 353.42 to an Index Ending Level of 441.78. Because the Index Ending Level is 441.78 and the Index Starting Level is 353.42 the Index Return is 25%, calculated as follows:

(441.78 – 353.42) / 353.42 = 25%

Because the Index Return is 25% and the Leverage Factor is 2, the return on the Note would be equal to 50%, but it is subject to the Maximum Gain of 40%. Therefore, the Payment at Maturity is equal to $14.00 per $10 Note principal amount, calculated as follows:

$10 + [$10 × (40%)] = $14.00

Example 3—The level of the Index decreases from the Index Starting Level of 353.42 to an Index Ending Level of 335.75. Because the Index Ending Level is 335.75 and the Index Starting Level is 353.42, the Index Return is -5%, calculated as follows:

(335.75 – 353.42) / 353.42 = -5%

Because the Index Return is -5%, the absolute value of which is less than the Protection Percentage, the Payment at Maturity is equal to $10.00 per $10 Note principal amount (a zero return).

Example 4—The level of the Index decreases from the Index Starting Level of 353.42 to an Index Ending Level of 265.07. Because the Index Ending Level is 265.07 and the Index Starting Level is 353.42 the Index Return is -25%, calculated as follows:

(265.07– 353.42) / 353.42 = -25%

Because the Index Return is equal to -25%, the absolute value of which is more than the Protection Percentage, you will lose 1% of principal for each 1% that the Index Return exceeds the Protection Percentage and the Payment at Maturity is equal to $9.50 per $10 (a loss of 5%) Note principal amount calculated as follows:

$10 + [$10 × (-25% + 20%)] = $9.50

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.